

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Roy T.K. Thung
President and Chief Executive Officer
American Independence Corp.
485 Madison Avenue
New York, NY 10022

> **Re:** **American Independence Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **Definitive Proxy filed April 30, 2010**
> **File No. 001-05270**

Dear Mr. Thung:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by amending your filing to provide the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 75

1. Please file a copy of Independence American's reinsurance treaties with each of Standard Security Life and Madison National Life as exhibits to an amended Form 10-K.

Definitive Proxy filed April 30, 2010

Proposal 1 – Election of Directors, page 14

2. In an amended Form 10-K, please provide for each director and nominee a description of his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

Executive Compensation, page 18

3. We note that you did not provide a summary compensation table and instead indicated
    that no compensation was paid by AMIC to any of the executive officers. However, to
    the extent any of the executive officers provides services to AMIC, you should disclose
    in AMIC's summary compensation table the portion of any payments made by IHC to
    any of the named executive officers that are allocable to services provided to AMIC.
    Please amend your Form 10-K to disclose in a summary compensation table the portion
    of payments to your named executive officers that was allocable to services provided to
    AMIC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Karen Ubell, Attorney Advisor, at (202) 551-3873, Sebastian Gomez
Abero, Attorney Advisor, at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director